Lifeway Foods, Inc.
6431 W. Oakton       Morton Grove, IL 60053
    Phone: (847) 967-1010    Fax: (847) 967-6558   E-mail: info@lifeway.net
Web site:  www.lifeway.net  - www.kefir.com – www.starfruitcafe.com

October 14, 2011

Via EDGAR

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C.  20549-7010

Re:	Lifeway Foods, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-17363

Dear Mr. Hiller:

Thank you for your recent telephone call. On behalf of Lifeway Foods, Inc. (“Lifeway” or the “Company”), set forth below for your convenience is a reiteration of the Company’s responses to questions 1-4 of your letter of comment dated September 14, 2011 and an updated response to question number 5 of such letter of comment.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 1

Competition, page 5

1.
Tell us the status of your discussions with Danone Foods, Inc. related to the non-compete agreement and explain your view regarding the anticipated impact of not being able to extend this agreement.  If the likelihood of material implications is reasonably possible, also submit the disclosure that you propose to comply with Item 303 of Regulation S-K.  The guidance in Instruction 3 to paragraph 303(a) requires that you focus in MD&A on material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or future financial condition.

Mr. Karl Hiller
October 14, 2011
Page Two

ANSWER:

Exceptions to Danone’s non-compete obligations as modified by the extensions of such obligation previously allowed for effective competition of Danone’s products with the Company’s products on what has developed into a similar product category basis (organic and/or probiotic dairy).  Also, Stoneyfield Farms, Inc., a subsidiary of Danone, was previously excluded from any competition restriction vis a vis Lifeway. Therefore, the Company believes that extending the terms of the non-compete agreement with Danone may not afford the Company any additional protection in the marketplace.  They may, in fact, serve only to limit the Company’s ability to expand into new markets and/or products.  Accordingly, the possibility of not extending the non-compete obligations is not viewed by the Company as a material event or uncertainty. However, the Company continues to negotiate with Danone to determine if the Company could be served by continuing the non-compete obligations.

Employees, page 14

2.
We understand from your disclosures on pages 4, 27 and 30 that you recognize revenue when distributors take custody of your products, although it appears you may have distributors who are also your employees.  Please describe any circumstances under which you recognize revenue when products are placed in the custody of distributors who are your employees or who are utilizing your vehicles.  Tell us the extent to which you consider distributors utilized in your operations to be employees for purposes of your disclosure on page 14 and indicate whether your approach is consistent with that taken in determining federal employment taxes and federal and state income tax withholding.  Please identify the factors you considered in making these determinations.

ANSWER:

The Company only has relationships with third party distributors.  No distributors are considered to be employees.  Company owned vehicles are used by Company employees for local same day deliveries only and revenue is recognized on the date of delivery to the end retail customers.  Drivers of those vehicles are employees of the Company and all payroll, withholdings, and income taxes are accounted for in the same manner.  Going forward, the Company will include commentary to clarify the distinction between distributors and employees.

Mr. Karl Hiller
October 14, 2011
Page Three

Financial Statements and Supplementary Data, page 20

Revenue Recognition, page 27

3.
We note your disclosure on page four explaining that each distributor must meet certain product handling, service and administrative requirements, which include replacing damaged, old, and substandard packages at retail stores.  Please expand your disclosure to clarify whether your distributors and retailers have a right of return and, if so, also disclose the terms under which this right may be exercised.  If your products are sold with a right of return, submit the analysis that you performed under FASB ASC 605-15-25-1 and 3 in determining the point at which you recognize revenue.

ANSWER:

The Company expects customers, either distributors who go into third party retail stores to sell the product they have purchased from us, or the direct retail customer that may service their own stores, to rotate the perishable products as general good business practice.  It is to the benefit of the distributor or retailer, as well as the Company, not to have spoiled, out dated, or substandard product on the shelf.  However, due to the perishable nature of the product, the Company’s distributors and retailers have no right to return any product to the Company.  The Company will clarify its position in future disclosure.

Accounts Receivable, page 28

4.
We note your disclosure explaining that you perform ongoing credit evaluations of your customers.  Tell us whether these credit evaluations are being performed for both distributors and retailers alike, and explain your rationale.  We would like to understand the extent to which you regard distributors as customers.

ANSWER:

The Company deems as a customer any entity to which it sells its products, i.e., delivers to, ships to, etc. and then invoices to, and receives payment from, whether that entity is a middle man "distributor", who will sell to an end retailer, or the end retailer itself.  The Company performs a credit evaluation on any new customer.

Mr. Karl Hiller
October 14, 2011
Page Four

Controls and Procedures, page 41

5.
We note that you identified material weaknesses in your internal control over financial reporting as of December 31, 2010, 2009, 2008 and 2007; and understand that such weaknesses still exist as of June 30, 2011.  Under Rule 13a-15(a) of Regulation 13A, you are required to maintain internal control over financial reporting.  Please disclose details of your plans including a timetable to remediate all material weaknesses.

ANSWER:

In each of the last three years, the Company has engaged a professional services firm to assist it in documenting and testing its internal controls over financial reporting.  The professional services firm provides a listing of identified deficiencies in the design of the Company’s internal control over financial reporting as well as operational deficiencies identified in each year.  The Company has implemented new policies or procedures each year based on the observations from the professional services firm and reduced the number of deficiencies each year.

The Company plans to continue to engage the professional services firm to continue testing of the internal control over financial reporting in 2011.  The Company also plans to make further changes in the design of its internal control over financial reporting and expects further improvement in the results of the testing.  The most significant component of the changes in the internal control over financial reporting is inclusion of additional entity level controls over advertising and sales promotional discounts with customers, controls over the identification, recording and review of period end activity for accounts receivable, accounts payable, fixed assets, inventory, and deferred taxes.  The Company expects to implement these changes during 2011.

The Company currently outsources the accounting of its general ledger and financial reporting to a third party on a quarterly basis.  Additional entity level control mentioned above will include a more frequent review of account activity in the fourth quarter of 2011.  Additionally, the Company plans to increase the review performed by the outsourced general ledger at period ends to ensure proper reporting and classification of items noted above during 2011.

The Company expects these changes to eliminate the material weaknesses.  The Company, together with the professional services firm, will continue to test the Company’s internal control over financial reporting to ensure the corrective measures set forth above accomplish the elimination of the material weaknesses.

Mr. Karl Hiller
October 14, 2011
Page Five

Closing Comments

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

Edward Smolyansky

/s/ Edward Smolyansky

CFO, Chief Accounting Officer
and Controller